October 26, 2018

Via EDGAR (form type label CORRESP)

Jill Davis, Sasha Parikh and Kevin Vaughn

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novo Nordisk A/S

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed February 8, 2018

File No. 333-82318

Dear Ms. Davis, Ms. Parikh and Mr. Vaughn

Novo Nordisk A/S (“we” or the “Company”) appreciated the opportunity to discuss with you by telephone on September 20, 2018 our letter dated August 31, 2018 (our “Initial Response letter”), responding to the letter dated August 7, 2018 we received from the staff of the U.S. Securities and Exchange Commission (the “SEC”).

As discussed, we have set out below certain supplementary information regarding the analyses we performed in the preparation of our Initial Response Letter.

Supplemental information to response to SEC Comment #2:

We respectfully refer you to our Initial Response letter, in which we concluded in response to SEC Comment #2 that the DKK 2,565 million share premium reserve recorded in the Company’s 2005 Annual Report as having been transferred to Retained earnings as of December 31, 2005 has since been fully distributed.

The purpose of this supplemental information is to provide additional background information we considered in reaching that conclusion.

Absence of specific legal requirements for specifying the source of distributions made from the Company’s distributable reserves

As set out in our response to SEC Comment #2, Danish corporate law does not prescribe a hierarchy, in making distributions from a Danish company’s distributable reserves, between distributable reserves arising from accumulated earnings, on the one hand, and distributable reserves arising from share premium, on the other. Further, Danish corporate law does not require company resolutions to specify the component of distributable reserves from which distributions have been made. Accordingly, the Company has not historically made any such specification in connection with distributions made from the Company’s distributable reserves. The Company’s share premium and accumulated earnings have been viewed as a single ‘bucket’ from which (i) dividends have been paid and (ii) shares have been repurchased.

As we respectfully informed you during our call with you on September 20, 2018, the Company does not have and has not had an accounting policy for determining the hierarchy of reserves utilization when dividends are paid. No such policy was deemed to be required, based on the premise, grounded in Danish corporate law, that share premium is indistinguishable from accumulated earnings, from a distributable reserves perspective.

Magnitude of returns to shareholders since 2005

Due to the lack of legal guidance or any internal accounting policy for determining the amount of share premium remaining in retained earnings at December 31, 2017, we considered the magnitude of shareholder distributions recognized in equity from the date of January 1, 2006 (the first year following the transfer of the Company’s then-existing share premium reserve to Retained earnings) through December 31, 2017.

The total net profits in that period totaled DKK 250,899 million. Over the same period, DKK 105,613 million has been distributed as dividends (see Appendix 2). The amount of the dividends exceeded the share premium by approximately 40 times. This, together with the other factors set out in our response to SEC Comment #2, led us to the conclusion that we consider the share premium to have been fully distributed by December 31, 2017.

Share repurchases

In addition to the dividends the Company has paid, the Company has returned DKK 129,232 million to shareholders through share repurchases (the nominal value of shares repurchased totaled DKK 179 million) in the period from January 1, 2006 to December 31, 2017. Further, the Company has cancelled DKK 209 million of nominal share capital over the same period.

IAS 32 states that treasury shares must be deducted from equity and that no gain or loss shall be recognized on the purchase, sale, issue or cancellation of such shares. However, the standard does not specify where in equity treasury shares should be presented. The Company’s policy on accounting for treasury shares is disclosed in Note 4.1 to the Annual Report 2017.

The share premium paid on Company shares subsequently repurchased and cancelled could be deducted against any share premium reserve recorded under Danish corporate law. Danish corporate law does not attach share premium to specific shares, accordingly, the share premium paid on shares repurchased could have been fully allocated to the share premium account on the subsequent cancellation of such shares. Refer to Appendix 2 for information related to annual share repurchases and cancellations.

The amount of the share repurchases exceeds the share premium by approximately 50 times. This further supported our conclusion that we consider the share premium to have been fully eliminated by December 31, 2017.

Conclusion

Based upon the facts and circumstances described above and as further set out in our Initial Response Letter, we respectfully consider it reasonable to conclude that the DKK 2,565 million share premium recorded as having been transferred to Retained earnings in the Company’s Annual Report 2005 has since been fully eliminated based on dividends and share cancellations following share repurchases over the period from January 1, 2006 through December 31, 2017. Accordingly, the amount presented as Retained earnings is in accordance with IFRS for the years presented in the Annual Report 2017.

Notwithstanding the fact that we consider the amount presented as Retained earnings to be in accordance with IFRS for the years presented in the Annual Report 2017, we also respectfully submit that any separate disclosure of the original DKK 2,565 million share premium would not be material. Separate disclosure of the share premium would have no impact on equity and its impact on retained earnings would be approximately 5%, even assuming no distribution or reduction of the share premium since December 31, 2005 as a result of the dividends and repurchases described above.

Future disclosure of share premium arising on issuance of share capital

To elaborate further on our response to SEC Comment #3, we understand and respectfully concur with the SEC’s view that the nature and function of share premium is different from accumulated earnings and the importance of disclosing items of a dissimilar nature. Accordingly, should the Company in the future issue new share capital giving rise to the recognition of material share premium, we would separately disclose a share premium reserve from retained earnings in the balance sheet, in accordance with paragraphs 30, 30A, 55 and 78(e) of IAS 1. In the event that such a share premium reserve is established, to the extent that dividends and/or stock repurchases are made against the share premium as allowed by Danish law, such amounts and their impact on the recorded share premium will be disclosed.

Further, additional disclosure would be provided to communicate to investors that the share premium reserve is a distributable reserve under Danish corporate law.

* * * * *

If you have any questions regarding this matter, please do not hesitate to contact Henrik Parker, Corporate Vice President of Corporate Accounting, at (+45) 3075 6853 or me at (+45) 3075 8611.

Sincerely,

/s/ Karsten Munk Knudsen

Executive Vice President and Chief Financial Officer

Appendix 1: Extract from Novo Nordisk Annual Report 2005

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

DKK million	Share capital	Treasury shares	Share premium account (*)	Retained earnings	Other comprehensive income			Total
					Exchange rate adjust- ments	Deferred gain/loss on cash flow hedges	Other adjust- ments

2005

Balance at the beginning of the year	709	(45)	2,565	22,671	(40)	461	183	26,504

Exchange rate adjustment of investments in subsidiaries					182			182
Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised in the Income statement for the year						(461)		(461)
Deferred gain/(loss) on cash flow hedges at the end of the year						(345)		(345)
Other adjustments				29			44	73
Net income recognised directly in equity for the year	-	-	-	29	182	(806)	44	(551)

Net profit for the year				5,864				5,864
Total income for the year	-	-	-	5,893	182	(806)	44	5,313

Cost of share-based payment				223				223
Purchase of treasury shares		(19)		(2,999)				(3,018)
Sale of treasury shares		3		203				206
Transfer of Share premium account to Retained earnings			(2,565)	2,565				-
Dividends				(1,594)				(1,594)
Balance at the end of the year	709	(61)	-	26,962	142	(345)	227	27,634

At the end of the year proposed dividends of DKK 1,945 million are included in Retained earnings. No dividend is declared on treasury shares.
(*) In accordance with changes in the Danish Companies Act the Share premium account is transferred to Retained earnings.

Appendix 2: Summary of shareholder distributions and share cancellations by year

DKK million	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Net profit for the year	6,452	8,522	9,645	10,768	14,403	17,097	21,432	25,184	26,481	34,860	37,925	38,130	250,899

Dividend paid	1,945	2,221	2,795	3,650	4,400	5,700	7,742	9,715	11,866	12,905	23,830	18,844	105,613

Share repurchase (amount paid)	3,000	4,835	4,717	6,512	9,498	10,839	12,162	13,989	14,728	17,229	15,057	16,845	129,411
Treasury share purchases (nominal value)	15	16	16	22	20	18	15	15	11	10	9	12	179
Share repurchase retained earnings adjustment	2,985	4,819	4,701	6,490	9,478	10,821	12,147	13,974	14,717	17,219	15,048	16,833	129,232

Cancellation of share capital (nominal value)	35	27	13	14	20	20	20	10	20	10	10	10	209